FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 4777, 9th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Gafisa S.A.

TABLE OF CONTENTS

Item

1	Communication dated May 30, 2007, regarding the Meeting of the Board of Directors held on May 30, 2007.

Item 1

GAFISA S.A.

CNPJ/MF No. 01.545.826/0001-07
NIRE 35.300.147.952
Publicly-Held Company
CVM No. 01610-1

Meeting of the Board of Directors
held on May 30, 2007 – Minutes No. 126

1. DATE, TIME AND VENUE: On May 30, 2007, at 10 a.m., by conference call, as expressly authorized by paragraph 2 of Article 20 of Gafisa S.A.’s (the “Company”) bylaws.

2. CALL NOTICE AND ATTENDANCE: The members of the Board of Directors were regularly summoned. As all members of Company’s Board of Directors attended the meeting, the installment and approval quorum were verified.

3. PRESIDING BOARD: Chairman: Gary Robert Garrabrant. Secretary: Bianca Gentil Ciampone.

4. RESOLUTIONS: The following resolutions were unanimously taken by the board members attending the Meeting, with no remarks:

4.1.           Approve, according to item “f” of Article 21 of Company’s by-laws, the launching of a Stock Option Plan by the EGM of Alphaville Urbanismo S.A. (“AUSA Plan”), a company controlled by the Company, which establishes to the Company a possibility of promoting, in the future and at its own discretion, the conversion of call options granted under the AUSA Plan (“AUSA’s Options”) into a call option of Company’s shares (“Company’s Options”) considering  the terms and conditions to be defined under AUSA Plan.

4.2.           Determine that, once approved the AUSA Plan, this Board of Directors will launch a specific call option program to include the AUSA’s Options occasionally converted into Company’s Options, concerning the rules and limits of the Company’s Stock Option Plan in force at that time.

4.3.           Record that the exercise price of the Company’s Option resulted from the possible conversion of the AUSA’s Options, granted under the first program of AUSA Plan, into Company’s Option will be R$30.14, under the provisions of the Company’s Stock Option Plan and in view of the current economic circumstances which led this Board to consider the possibility of such future conversion. The referred exercise price will be updated from the date hereof (reference-date) until the date of the conversion of the option based on the IGP-M and with a surcharge of 6%.

5. CLOSING: As there were no further issues to be addressed, these minutes were drawn up, approved and executed by the totality of the board members. Presiding Board: Gary Robert Garrabrant (Chairman), Bianca Gentil Ciampone (Secretary); Board Members: Gary Robert Garrabrant, Thomas Joseph McDonald, Danilo Gamboa, Eduardo Alcalay, Renato de Albuquerque, Caio Racy Mattar, Richard L. Huber and Fabio Schvartsman.

I certify that this is a true copy of the minutes drawn on the respective corporate book.

São Paulo, May 30, 2007

Bianca Gentil Ciampone
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gafisa S.A.

Date:	May 31, 2007	By:	/s/ Alceu Duílio Calciolari
			Name:	Alceu Duílio Calciolari
			Title:	Chief Financial Officer